FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of   March, 2004
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Commission File Number     0-29546
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                           America Mineral Fields Inc.
                        --------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X       Form 40-F
                                       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No   X
                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                                                              St. George's House
                                                               15 Hanover Square
                                                                  London W1S 1HS
                                                                         England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                          Website:www.am-min.com
                                                        Email: london@am-min.com

For Release on March 24th 2004

                  AMERICA MINERAL FIELDS (TSX: AMZ / AIM: AMF)

                             HOLDING IN THE COMPANY

America Mineral Fields ("the Company") announces that further to a regulatory filing made in Canada on 16 March 2004 by Jean-Raymond Boulle, the Company has become aware that pursuant to an exercise of a third party derivative, Jean-Raymond Boulle's total holdings represent approximately 7.84 percent. of the issued share capital of the Company.

Further to the announcement made on 10 March 2004, the Company confirms that Prudential plc is now the largest shareholder in the Company with 11.21 per cent.

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AMF", The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. The Company's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact Us

London                                      North America
Tim Read - Chief Executive Officer          Martti Kangas - The Equicom Group
Telephone: +44-20-7355-3552                 Telephone:      +1-416-815-0700 x. 243
Facsimile: +44-20-7355-3554                                 +1-800-385-5451 (toll free)
E-mail:    London@am-min.com                Facsimile:      +1-416-815-0080
                                            E-mail:          mkangas@equicomgroup.com

Simon Robinson / Justine Howarth
Parkgreen Communications
Telephone: +44-20-7493 3713
Facsimile:  +44-20-7491 3936
justine.howarth@parkgreenmedia.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  America Mineral Fields Inc.
                                                  (Registrant)

Date March 25, 2004                      By:      /S/ "Paul C. MacNeill"
     --------------                               ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director